Press Release
For Immediate Release

VITRO ANNOUNCES REPURCHASE OF SHARES

Garza García, N.L., México –November 14, 2003– Vitro, S.A. de C.V. (BMV:VITRO A; NYSE:VTO) announced that it purchased today a total of 4,918,900 shares at a price of $ 10.95 pesos per shares for a total of $53,861,955, that were charged to our reserve account for repurchase of shares.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: www.vitro.com

For more information, please contact:

(Media Monterrey): Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	(Media Mexico D.F.): Eduardo Cruz Vitro, S. A. de C.V. +52 (55) 5089-6904 ecruz@vitro.com	(Financial Community): Beatriz Martinez/Jorge Torres Vitro, S. A. de C.V. +52 (81) 8863-1258/1240 bemartinez@vitro.com jtorres@vitro.com	(U.S. Contacts): Alex Fudikidis/Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 afudukidis@breakstoneruth.com sborinelli@breakstoneruth.com